FRED’S INC.

4300 New Getwell Rd

Memphis, Tennessee 38118

March 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE
Washington, D.C.  20549

Attn:	William H. Thompson
Branch Chief

Re:	Fred’s, Inc.
Form 10-K for Fiscal Year Ended January 28, 2017
Filed April 13, 2017

Form 10-Q for Fiscal Quarter Ended October 28, 2017
Filed December 7, 2017

Definitive Proxy Statement on Schedule 14A
Filed May 16, 2017
File No. 1-14565

Dear Mr. Thompson:

Set forth below are the responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated January 29, 2018 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended January 28, 2017, filed by Fred’s Inc. (the “Company”) on April 13, 2017 (the “Form 10-K”); Form 10-Q for the quarterly period ended October 28, 2017, filed on December 7, 2017; and Definitive Proxy Statement on Schedule 14A, filed on May 16, 2017. We are pleased to respond to the Comment Letter, and for your convenience, the Company’s responses are keyed to the numbering in the Comment Letter.

Form 10-K for Fiscal Year Ended January 28, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

SEC Comment:

1.	We note the overall net book value of the company exceeds your market capitalization suggesting goodwill might be at risk and the need for a quantitative assessment. To the extent any of your reporting units have estimated fair values that are not substantially in excess of their carrying values please provide the following disclosures for each such reporting unit in future filings:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test;
•	The amount of goodwill allocated to the unit;
•	A description of the material assumptions that drive estimated fair value;
•	A discussion of any uncertainties associated with each key assumption; and
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulations S-K.

Fred’s, Inc. Response:

In future filings, the Company will add the disclosures referenced in the comment above.

Consolidated Statements of Changes in Shareholders’ Equity, page 45

SEC Comment:

2. Please reconcile for us and explain the difference in the number of restricted stock grants and cancellations of 657,400 disclosed here to that reflected in the restricted stock table on page 63.

Fred’s, Inc. Response:

Restricted stock table on page 63 within Note 8 – Equity Incentive Plans details activity in restricted stock in connection with the Company’s equity incentive plan. In the fourth quarter of 2016 the Company issued 490,074 shares to a consultant A T Kearney as compensation for professional services rendered to the Company. The Company accounted for this grant to a consultant following the application of ASC 505-50 Equity-Based Payments to Non-Employees. These shares were not issued as part of the Company’s equity incentive plan and were not included in the restricted stock table on page 63. We will add a line to the 2016’s section of Consolidated Statements of Changes in Shareholders’ Equity labeled “Issuance of shares, other” that would reflect the issuance of 490,074 shares and remove this count from the “Restricted stock grants and cancellations” line for clarity in future filings.

In addition there was a grant of 5,000 restricted shares in the fourth quarter of 2016 that was captured within the restricted stock grants and cancellations count in the Consolidated Statements of Changes in Shareholders’ Equity but not reflected in the restricted stock table within Note 8 – Equity Incentive Plans on page 63. A table with corrected count of granted shares in the year ended January 28, 2017 and a corrected count of Non-vested Restricted Stock as of January 28, 2017 is included below. The Company reported the correct amount of stock compensation expense in its results of operations for the fourth quarter of 2016 as this immaterial omission from the table did not have an effect on the amount of reported stock compensation expense. We will make corresponding changes to this table in future filings.

2

		Weighted-
		Average Grant
	Shares	Date Fair Value
Non-vested Restricted Stock at February 1, 2014	551,013	$13.53
Granted	207,295	17.02
Forfeited / Cancelled	(94,729)	13.76
Vested	(106,058)	13.84
Non-vested Restricted Stock at January 31, 2015	557,521	$14.72
Granted	131,009	17.51
Forfeited / Cancelled	(103,759)	14.13
Vested	(70,798)	14.07
Non-vested Restricted Stock at January 30, 2016	513,973	$14.13
Granted	207,514	13.40
Forfeited / Cancelled	(40,188)	14.35
Vested	(77,515)	14.65
Non-vested Restricted Stock at January 28, 2017	603,784	$15.08

Consolidated Statement of Operations, page 44

SEC Comment:

3. We note over 37 million shares were issued and outstanding at January 28, 2017 and January 30, 2016 and that restricted stock is included in the computation of basic earnings per share as disclosed on page 63. Please show us how you calculated weighted average shares outstanding for each of the periods presented.

Fred’s, Inc. Response:

Note 9 – Net Income per Share to the financial statements included on page 63 of the Form 10-K denotes that restricted stock is a participating security and is therefore included in the computation of basic and diluted earnings per share. If applicable, in future filings we will clarify that such shares (which would ordinarily be included in the calculation of basic and diluted earnings per share) are excluded from the calculation for any loss periods presented in Form 10-K because inclusion of such shares would be anti-dilutive. Basic weighted average common shares outstanding for the years ended January 28, 2017, January 30, 2016 and January 31, 2015 presented in the Consolidated Statements of Operations on page 44 of Form 10-K exclude restricted stock. Calculation of the weighted average shares outstanding for each of the periods presented in the Form 10-K is reflected in the table below.

3

Year Ended January 31, 2015	Shares
(000s)
Average total shares outstanding	36,878
Average restricted stock included in outstanding	(565)
Average common shares outstanding	36,313

Year Ended January 30, 2016	Shares
(000s)
Average total shares outstanding	37,225
Average restricted stock included in outstanding	(550)
Average common shares outstanding	36,675

Year Ended January 28, 2017	Shares
(000s)
Average total shares outstanding	37,441
Average restricted stock included in outstanding	(565)
Average common shares outstanding	36,876

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Business Segments, Page 53

SEC Comment:

4. Please tell us your consideration of disclosing the basis of your organization. For example, please clarify if the company organized around differences in products, geographic areas or a combination of factors. Please refer to ASC 280-10-50-21.

Fred’s, Inc. Response:

ASC 280-10-50-21 states that a public entity shall disclose the factors used to identify the public entity's reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated) and types of products and services from which each reportable segment derives its revenue.

As explained below in the discussion of operating segments (regarding your Comment #5), the Company is organized around individual stores which are aggregated because they have similar economic characteristics.

SEC Comment:

5. Please explain to us how you concluded you have only one reportable segment. Please be sure to address whether the Front Store, Retail Pharmacy and Specialty Pharmacy operations represent separate operating segments. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11 (a) to (e). Regarding any differences, tell us why you determined disaggregation was not warranted.

4

Fred’s, Inc. Response:

We periodically reevaluate our operating and reportable segments when (1) new internal reporting systems are implemented, (2) organizational changes by new management or other reorganizations occur, and (3) acquisitions and dispositions occur. We have determined that Fred's, Inc. operates under one reportable segment based on the criteria outlined in ASC 280 and that Front Store, Retail Pharmacy and Specialty Pharmacy operations do not represent separate operating segments. This determination is based on ASC 280-10-50-1 through 50-9 which leads us to conclude that each one of our stores is an operating segment given that we evaluate our stores’ operations and operating results for purposes of assessing and improving store performance and deciding whether to close stores or to allocate additional resources. Further, we concluded that our operating segments meet the aggregation criteria at ASC 280-10-50-11 and 50-12. Therefore, we aggregate our 600+ operating segments results in one reportable segment - the retail sale of general merchandise and pharmaceuticals. The following paragraphs explain in detail the facts and circumstances we considered in arriving at this determination.

ASC 280-10-50-1 defines an operating segment as a component of an enterprise that (a) engages in business activities from which it can earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

Each of these elements is discussed below and is referenced by the same letter as in ASC 280-10-50-1:

(a) Each of Fred's stores is engaged in business activities from which it can earn revenues and incur expenses, as is the case for all for-profit businesses.

(b) The chief operating decision maker of the Company is the CEO. The CEO reviews information such as sales performance by merchandise category, gross margin and operating profit using internally generated reports and discussions with senior management in order to assess the performance of the operating segments. He reviews store operations and operating results for purposes of assessing and improving store performance and deciding whether to close stores or to allocate additional resources. Although we discuss general merchandise and pharmacy performance externally, these operations are not viewed as stand-alone businesses but rather an integrated service offering to drive traffic into the store.

(c) The Company maintains discrete financial information for each of its operating segments. As mentioned in (b) above, this includes sales, gross profit, and operating profit for each of the operating segments. This measurement of operating profit is for the operating segment only and does not include allocation of corporate overhead, including purchasing and merchandising.

We concluded that each one of our stores represent one operating segment.

The Company also considered the segmentation approaches of industry participants noting that certain companies have included pharmacy and general merchandise drugstore operations under one segment, which is consistent with the Company’s approach.

After the determination of our operating segments, we turned to the aggregation criteria in ASC 280-10-50-11 and 50-12 to determine if our operating segments could be aggregated.

5

ASC 280-10-50-11 presents certain qualitative criteria that must be met in order to aggregate operating segments into one reporting segment. It states that aggregation must be consistent with the objective and basic principles of ASC 280, that the operating segments must have similar economic characteristics, and that the operating segments are similar in all of the following criteria: (a) the nature of the products and services, (b) the nature of the production process, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services, and (e) if applicable, the nature of the regulatory environment. As above, each of these elements is discussed below and is referenced by the same letter as in ASC 280-10-50-11:

a)	Each location offers pharmaceuticals or general merchandise items consistent with all other locations. Examples of the general merchandise items we offer include household goods, apparel and linens, food and tobacco products, health and beauty aids, paper and cleaning supplies. In some stores, we offer pharmaceuticals, including prescription medications and over the counter medicines and healthcare supplies.
b)	As a final consumer retailer, we are not involved in the production of our merchandise.
c)	Across our entire chain, each of our stores competes for the value conscious consumer. Our typical customer base consists of lower income individuals who are drawn to our stores because of the availability of affordably priced or discounted merchandise that spans a wide variety of product types as mentioned in (a) above and because of our smaller, more comfortable store size. Because of the demographics of our customer, our promotional advertising, which generally covers merchandise from all of our departments, is scheduled to coincide with the monthly release of government assistance.
d)	Merchandise is distributed to all of our stores in one of two ways. Merchandise is shipped through normal distribution channels and arrives at the stores via our fleet or common carrier or is direct delivered by the vendor. The nature of our in-store customer service is consistent across all operating segments. This consistency of service is accomplished with a uniform chain-wide training program, and is supplemented with a uniform Store Operating Policies and Procedures Manual that can be found in each store.

ASC 280-10-50-12 presents certain quantitative criteria that preclude the aggregation of numerous operating segments into one reporting segment. It states that an enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its revenue (including both sales to unaffiliated customers and intersegment sales or transfers) is 10 percent or more of the combined revenue (internal and external) of all operating segments, (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of: (i) the combined profit of all operating segments that did not report a loss, or (ii) the combined loss of all operating segments that did report a loss, and (c) its assets are 10 percent or more of the combined assets of all operating segments.

(a)       None of our stores constitute 10% or more of the combined revenue of all of the operating segments.

(b)       None of our stores constitutes 10% or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

(c)       None of our stores constitute 10% or more of the combined assets of all of the operating segments.

6

As illustrated in the previous paragraphs, our reportable segments do not meet the quantitative thresholds that would preclude aggregation. Since we are below the quantitative thresholds and we meet all the qualitative criteria listed in ASC 280-10-50-11, we conclude that we have one reportable segment.

Form 10-Q for the Quarterly Period Ended October 28, 2017

SEC Comment:

6. We note your disclosure in form 10-K that you were currently assessing the impact of the adoption of ASU 2016-09 on your financial position, results of operations and cash flows. However, there is no discussion of the adoption in Form 10-Q, which was effective for period beginning after December 15, 2017. Please tell us whether you adopted ASU 2016-09 and the effect thereof on your financial statements.

Fred’s, Inc. Response:

We respectfully acknowledge the Staff’s comment. The Company adopted ASU No. 2016-09, Compensation — Stock Compensation, (Topic 718): Improvements to Employee Share-Based Payment Accounting, beginning January 29, 2017. Adoption of the standard did not have a material impact on the Company and the disclosure of the impact of the standard’s adoption was omitted from filings. If the Staff feels appropriate, we will add a disclosure to that respect in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Long Term Incentive Plan Awards, page 19

SEC Comment:

7. In future periodic reports, please ensure you clearly disclose how you determined the amount of long-term incentive plan awards granted to named executive officers. For example, we note that you provided Leadership Grants to two named executive officers but it is unclear how the compensation committee determined the amounts of shares awarded. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Fred’s, Inc. Response:

In future filings, the Company will add disclosures that describe how the amount of long-term incentive plan awards granted to named executive officers was determined.

SEC Comment:

8. In future periodic reports, please disclose, to the extent applicable, the specific reason(s) or events that lead to the compensation committees decision to grant an Above and Beyond Bonus to a named executive officer. In this regard, we note that Mr. James was awarded an Above and Beyond Bonus but the specific performance the award is based on is unclear. Please refer to Item 402(b)(1)(v) of Regulation S-K.

7

Fred’s, Inc. Response:

In future filings, the Company will add disclosures that describe reason(s) or events that lead to the compensation committees decision to grant an Above and Beyond Bonus to a named executive officer.

Please feel free to contact me if you have additional questions or need additional information.

Sincerely,

/s/ Joe Anto

Joe Anto
Executive Vice President and
Chief Financial Officer
Direct Dial: (901) 238-2787
Direct Fax: (901) 531-8061
E-Mail Address: janto@fredsinc.com

8